Jones, Day, Reavis & Pogue
3500 SunTrust Plaza
303 Peachtree Street, N.E.
Atlanta, Georgia 30308-3242

June 27, 2002

VIA EDGAR

Mr. Robert F. Bartelmes
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cumulus Media Inc. Registration Statement on Form S-4 File No. 333-90990

Dear Mr. Bartelmes:

     As counsel for and on behalf of Cumulus Media Inc., pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Cumulus Media Inc.’s Registration Statement on Form S-4 (File No. 333-90990) previously filed with the Securities and Exchange Commission:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

     If you have any questions concerning this letter, please do not hesitate to contact me at
(404) 581-8573.

Very truly yours,

/s/ Mark L. Hanson

Mark L. Hanson

cc: Cumulus Media Inc.